                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         SBA Communications Corporation
                         ------------------------------
             (Exact Name of Registrant as Specified in its Charter)

         Florida                              65-0716501
 (State of Incorporation                    (IRS Employer
      or Organization)                    Identification No.)

 5900 Broken Sound Parkway NW
 Boca Raton, FL                                          33487
(Address of Principal Executive Offices)               (Zip Code)

If this form relates to the registration of a      If this form relates to the registration of a class
class of securities pursuant to Section 12(b) of   of securities pursuant to section 12(g) of the
the Exchange Act and is effective pursuant to      Exchange Act and is effective pursuant to General
General Instruction A.(c), check the following     Instruction A.(d), check the following box. [  ]
box. [X]

Securities Act registration statement file number to which this form relates:
Not applicable (if applicable)
--------------

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class        Name of Each Exchange on Which
     to be so Registered:        Each Class is to be Registered:
     Class A Common Stock,      The Nasdaq National Market
     par value $0.01 per share


Securities to be registered pursuant to Section 12(g) of the Act:

             _____________________________________________________
                                (Title of Class)

             _____________________________________________________
                                (Title of Class)

Item 1.  Description of Registrants Securities to be Registered.

     Item 1 of our Form 8-A filed June 9, 1999 is hereby amended in its entirety to update our Description of Capital Stock as follows:

                          Description of Capital Stock

     Our authorized capital stock consists of 100,000,000 shares of Class A Common Stock, par value $.01 per share, 8,100,000 shares of Class B Common Stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. We currently have five designated series of preferred stock consisting of 8,050,000 shares of 4% Series A Convertible Preferred Stock, par value $.01 per share, 8,050,000 shares of 4% Series B Redeemable Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series C Convertible Preferred Stock, par value $.01 per share, 4,472,272 shares of 4% Series D Redeemable Preferred Stock, par value $.01 per share and 100,000 shares of Series E Junior Participating Preferred Stock, par value $.01 per share. These shares of preferred stock have been designated as to series and are available for issuance from time to time in one or more series at the discretion of our Board of Directors. In addition, our board of directors may designate additional series of preferred stock, remove any series of preferred stock, establish or modify the number of shares to be included in each such series, and fix the designation, powers, preferences, rights, restrictions and limitations of the shares of each such series of preferred stock without any further vote or action by our shareholders. Any issuance of preferred stock could be used to discourage, delay or make more difficult a change in control of SBA.

     We have two classes of authorized common stock: Class A Common Stock and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has ten votes per share. All outstanding shares of Class A Common Stock and Class B Common Stock are validly issued, fully paid and non-assessable. As of January 9, 2002, there were 217 record holders of the Class A Common Stock and 2 record holders of the Class B Common Stock.

     As of January 3, 2002, our outstanding capital stock consisted of 44,753,004 shares of Class A Common Stock and 5,455,595 shares of Class B Common Stock. No other shares of any class or series were issued and outstanding as of January 3, 2002. In addition, we have reserved (1) 3,725,480 shares of Class A Common Stock issuable upon exercise of outstanding stock options, (2) 5,720,789 shares of Class A Common Stock issuable under our registration statements on Form S-4 that we filed with the Commission on January 11, 2000, September 27, 2000 and October 12, 2001 respectively, as amended, (3) 4,159,375 shares of Class A Common Stock that may be issued in the future under our 2001 Equity Participation Plan, and (4) 419,371 shares of Class A Common Stock issuable under our 1999 Employee Stock Purchase Plan.

     Except as otherwise required by law or in our articles of incorporation, owners of the Class A Common Stock and Class B Common Stock will vote together as a single class on all matters, including the election of directors. Our articles of incorporation provide for a separate class vote of each class of common stock in the event of any amendment that alters the terms of the Class B Common Stock. Pursuant to our articles of incorporation and by-laws, our Board of Directors is classified into three classes of directors, denoted as Class I, Class II and Class III. Messrs. Landry and Nielsen are Class I directors, Messrs. Miller and Stoops are Class II directors, and Messrs. Bernstein and Hebb are Class III directors.

     Class A Common Stock
     --------------------

          Voting Rights

     Each share of Class A Common Stock is entitled to one vote. Except as noted above, and except as provided under the Florida Business Corporation Act, the holders of shares of Class A Common Stock and Class B Common Stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

          Convertibility

  There are no conversion provisions applicable to the Class A Common Stock.

     Class B Common Stock
     --------------------

          Voting Rights

     Each share of Class B Common Stock is entitled to ten votes for each share on all matters presented to the shareholders. Except as provided under the Florida Business Corporation Act, the holders of the shares of Class B Common Stock and Class A Common Stock vote together as a single class on all matters on which shareholders are permitted or entitled to vote.

          Convertibility

     Each outstanding share of Class B Common Stock may, at the option of the holder thereof, at any time, be converted into one fully paid and non-assessable share of Class A Common Stock. Each share of outstanding Class B Common Stock converts into one fully paid and non-assessable share of Class A Common Stock immediately upon transfer to any holder other than any one or more of the following (an "Eligible Class B Shareholder"): (1) Steven E. Bernstein; (2) other members of his immediate family or their lineal descendants; (3) spouses of lineal descendants or lineal descendants of spouses, whether alive as of the date of the articles of incorporation or born subsequently; (4) any trusts or other estate planning vehicles for the benefit of any of the foregoing, whether existing as of the date of the articles of incorporation or subsequently created; or (5) any estate or tax planning vehicles on the part of Mr. Bernstein. If the shares of Class B Common Stock held by Eligible Class B Shareholders in the aggregate constitute 10% or less of the outstanding shares of our common stock, or upon the death or mental incapacity of Steven E. Bernstein, each share of Class B Common Stock shall immediately convert into one fully paid and non-assessable share of Class A Common Stock. Each share of outstanding Class B Common Stock which is held by any Eligible Class B Shareholder will immediately convert into one share of Class A Common Stock at the time that the holder is no longer an Eligible Class B Shareholder.

     Provisions Applicable to both the Class A and Class B Common Stock
     ------------------------------------------------------------------

          Dividends

     Each share of Class A and Class B Common Stock is entitled to receive dividends if, as and when declared by the Board of Directors out of funds legally available for that purpose, subject to preferences that may apply to any preferred stock that we may issue in the future. No dividends may be declared and paid to holders of shares of one class of shares of common stock unless the Board of Directors at the same time also declares and pays to the holders of the other class of shares of common stock a per share dividend equal to the dividend declared and paid to the holders of the first class of shares of common stock.

          Liquidation Rights

     In the event of our dissolution or liquidation, after satisfaction of all our debts and liabilities and distributions to the holders of any preferred stock that we may issue in the future, if any, of amounts to which they are preferentially entitled, holders of one class of shares of common stock will be entitled to share ratably with holders of the other class of shares of common stock in the distribution of assets to the shareholders.

          Other Provisions

     There are no cumulative, subscription or preemptive rights to subscribe for any additional securities which we may issue, and there are no redemption provisions or sinking fund provisions applicable to the Class A and Class B Common Stock.

     The rights and preferences of holders of both classes of common stock are subject to the rights of any series of preferred stock which we may issue in the future.

     Registration Rights
     -------------------

     Each of Messrs. Bernstein and Stoops has certain rights to have his shares of common stock registered under the Securities Act. Mr. Bernstein has the right to have all shares of Class A Common Stock issuable upon conversion of his shares of Class B Common Stock registered under the Securities Act. Mr. Stoops has the right to have 1,144,863 shares of Class A Common Stock registered under the Securities Act. If at any time, Mr. Bernstein or Mr. Stoops, individually or as a group, request that we file a registration statement on Form S-3 for these shares, we will use our best efforts to cause these shares to be registered subject to certain cut-back provisions; provided, however, that we may delay any demand registration for a period of up to three months for a valid business reason. We will not be required to file the registration statement on Form S-3 more frequently than twice a year. In addition, if we register the sale of any of our equity securities for cash, Messrs. Bernstein and Stoops have the right to request that these shares be included in such registration statement, subject to certain cut-back provisions.

     Preferred Stock
     ---------------

     Our board of directors is authorized by our articles of incorporation to provide for the issuance of shares of preferred stock, in one or more series, to establish or modify the number of shares to be included in each series, to fix or modify the designation, rights, preferences, privileges and restrictions of the shares of each series and to increase or decrease the number of shares of any series of preferred stock, all without any further vote or action by our shareholders.

  Rights Agreement
  ----------------

     On January 11, 2002 our Board of Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Class A Common Stock and Class B Common Stock (together, the "Common Stock"). The dividend is payable on January 25, 2002 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from us one one-thousandth of a share of our Series E Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a price of $70.00 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of January 11, 2002 (as the same may be amended from time to time, the "Rights Agreement"), between us and EquiServe

Trust Company, N.A., a federally chartered trust company, as Rights Agent (the "Rights Agent").

     Until the close of business on the earlier of (i) 10 days following a public announcement that a person (other than an Exempt Person (as defined below)) or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempt Person) or group of 15% or more of the shares of Common Stock then outstanding (including, in the case of both clause (i) and (ii), any such date which is after the date of this Rights Agreement and prior to the issuance of the Rights) (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced by the shares of Common Stock represented by certificates for Common Stock or shares of Common Stock represented by ownership statement issued with respect to uncertificated shares of Common Stock ("Ownership Statements") outstanding as of the Record Date, by such Common Stock certificate or Ownership Statement together with a copy of the summary of rights disseminated in connection with the original dividend of Rights.

     "Exempt Person" shall mean us, any of our subsidiaries (in each case including, without limitation, in its fiduciary capacity), any of our employee benefit plans or our subsidiaries' employee benefit plans, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for our employees or any of our subsidiaries' employees.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, or the transfer of any shares of Common Stock represented by an Ownership Statement, outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the summary of rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or Ownership Statement. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on January 10, 2012 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The Rights are also subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of
(a) $1 per share and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of our liquidation, dissolution or winding up, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Class A Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of shares of Class A Common Stock having a market value of two times the Purchase Price.

     In the event that, after a person or group has become an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, our Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at any exchange ratio of one share of Class A Common Stock, or a fractional share of Preferred Stock (or of a share of a similar class or series of our preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at our election, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the time an Acquiring Person becomes such, our Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, we may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

The description above of the Rights Agreement is qualified in its entirety by reference to the Rights Agreement.

Item 2.  Exhibits.

None.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date:  January 11, 2002      SBA Communications Corporation



                                  By:  /s/ Jeffrey A. Stoops
                                       ---------------------
                                       Jeffrey A. Stoops
                                       Chief Executive Officer and President